# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: H World Group Ltd, CIK 0001483994
CUSIP: 44332N106
Title of class of securities: Common Stock and American Depository Receipt
Address of issuer's principal executive offices: No 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000914208-19-000275
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Bermuda (D0); sole voting power 117,472,490; shared voting power 0; sole dispositive power 138,528,710; shared dispositive power 0; aggregate amount beneficially owned 138,528,710 (4.5% of the class)

## Item 1. Issuer
Name of issuer: H World Group Ltd
Address of issuer's principal executive offices: No 1299 Fenghua Road, Jiading District, Shanghai, SH 00000, China

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 138,528,710 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 4.5
Sole power to vote or to direct the vote: 117,472,490
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 138,528,710
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Asset Management Limited
Invesco Asset Management Singapore Ltd.
Invesco Management S.A.
Invesco Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Global Head of Compliance (02/12/2026)